EXHIBIT 99.1

FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1.	Name and Address of Company

Pengrowth Energy Corporation. (“Pengrowth”)
2100, 222 – 3rd Avenue SW
Calgary, AB T2P 0B4

Item 2.	Date of Material Change

July 11, 2017

Item 3.	News Release

A news release reporting the material change was issued on July 11, 2017 through the services of Marketwired.

Item 4.	Summary of Material Change

On July 11, 2017, Pengrowth announced that it had entered into an agreement for the sale of its Olds/Garrington area assets in Central Alberta for cash consideration of $300 million, before customary closing adjustments and provided updated guidance for 2017.

Item 5.1.	Full Description of Material Change

On July 11, 2017, Pengrowth announced that it had entered into an agreement with a private company owned by a large Canadian life insurance company for the sale of its Olds/Garrington area assets in Central Alberta for cash consideration of $300 million, before customary closing adjustments.

The Olds/Garrington area assets are expected to generate 2017 average daily production of 13,875 barrels of oil equivalent per day (boe per day), and had Proved plus Probable (2P) reserves of 78 million boe as at December 31, 2016, as per the GLJ Petroleum Consultants independent reserve valuation dated December 31, 2016.  The assets include facilities and gathering systems related to the oil and gas properties being sold, as well as the Olds Gas plant.

The effective date of the transaction is May 1, 2017 and closing is expected to occur on August 1 2017, subject to the receipt of all necessary regulatory approvals and the satisfaction of other customary closing conditions. Following the closing of the sale, the Company will continue to improve its net debt profile with no debt maturities until 2018.

Since the start of 2017, Pengrowth has closed or expects to close $827 million of asset sales, which when combined with the $287 million of cash on hand at year end 2016, represents a net debt reduction of over $1.1 billion or approximately 66 percent of December 31, 2016 debt. This was accomplished while only reducing the Company’s 2P reserves as of December 31, 2016 by approximately 16 percent. Following the closing of the sale, the Company’s core focus areas will be its flagship 100 percent owned Lindbergh thermal project and its 90 percent owned Groundbirch Montney play.

These two key assets, with their associated $9.0 billion of low risk, high netback development opportunities represent the bulk of the remaining 84 percent of the Company’s 2P reserves as at December 31, 2016 and are expected to position the Company for long-term growth in reserves, production and cash flow.

Derek Evans, President and CEO of Pengrowth commented “We are delighted by the significant progress that we have made on reducing our debt and strengthening our balance sheet. Our efforts and results to date have been transformational for Pengrowth, allowing us to retain our best assets with the most development opportunities and putting us on a path to either renegotiate or refinance our remaining term debt to allow us the flexibility to develop our Lindbergh and Groundbirch assets.”

Updated Guidance

In light of the Company’s announcements regarding the sale of its Olds/Garrington area assets and the termination of one of the Swan Hills sales described above, the Company is updating its 2017 guidance as follows:

	Previous Guidance	New Guidance
Average daily production (boe per day)	43,500 to 45,500	41,500 to 43,500
Total capital expenditures ($ millions)	125	125
Royalties1 (% of sales)	9.0	9.0
Operating costs2 ($ per boe)	13.00 to 13.50	13.00 to 13.50
Cash G & A2 ($ per boe)	3.50 to 4.00	3.50 to 4.00
1. Royalties are before impacts of commodity risk management activities
2. Per boe estimates based on high and low ends of production guidance

Item 5.2.	Disclosure for Restructuring Transactions

Not applicable.

Item 6.	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable. This is not being filed on a confidential basis.

Item 7.	Omitted Information

No information has been omitted on the basis that it is confidential information.

Item 8.	Executive Officer

For further information, contact Mr. Derek Evans, President and Chief Executive Officer at (403) 233-0224.

Item. 9.	Date of Report
July 18, 2017

Currency:
All amounts are stated in Canadian dollars unless otherwise specified.

Caution Regarding Engineering Terms:

When used herein, the term "boe" means barrels of oil equivalent on the basis of one boe being equal to one barrel of oil or NGLs or 6,000 cubic feet of natural gas (6 mcf: 1 bbl). Barrels of oil equivalent may be misleading, particularly if used in isolation. A conversion ratio of six mcf of natural gas to one boe is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. All production figures stated are based on Company Interest before the deduction of royalties.

Advisory Regarding Reserves

All reserves and production information herein is based upon Pengrowth’s company interest (Pengrowth’s working interest share of reserves or production plus Pengrowth’s royalty interest, being Pengrowth’s interest in production and payment that is based on the gross production at the wellhead), before royalties and using GLJ’s January 1, 2017 forecast prices and costs in respect of the December 31, 2016 reserves update.

Caution Regarding Forward Looking Information:

This material change report contains forward-looking statements within the meaning of securities laws, including the "safe harbour" provisions of the Canadian securities legislation and the United States Private Securities Litigation Reform Act of 1995. Forward-looking information is often, but not always, identified by the use of words such as "anticipate", "believe", "expect", "plan", "intend", "forecast", "target", "project", "guidance", "may", "will", "should", "could", "estimate", "predict" or similar words suggesting future outcomes or language suggesting an outlook. Forward-looking statements in this material change report include, but are not limited to: expected disposition proceeds; anticipated closing date and expected 2017 average daily production, expected improved net debt profile; no debt maturities until 2018; $9 billion of development opportunities at Lindbergh and Groundbirch;  the Company being in a position for long-term growth in production, reserves and cash flow; plan to either renegotiate or refinance the remaining term debt; anticipated flexibility to develop Lindbergh and Groundbirch properties; and revised 2017 guidance. Forward-looking statements and information are based on current beliefs as well as assumptions made by and information currently available to Pengrowth concerning anticipated financial performance, business prospects, strategies and regulatory developments. Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks that predictions, forecasts, projections and other forward-looking statements will not be achieved. We caution readers not to place undue reliance on these statements as a number of important factors could cause the actual results to differ materially from the beliefs, plans, objectives, expectations and anticipations, estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to: changes in general economic, market and business conditions; the volatility of oil and gas prices; fluctuations in production and development costs and capital expenditures; the imprecision of reserve estimates and estimates of recoverable quantities of oil, natural gas and liquids; Pengrowth's ability to replace and expand oil and gas reserves; geological, technical, drilling and processing problems and other difficulties in producing reserves; environmental claims and liabilities; incorrect assessments of value when making acquisitions; increases in debt service charges; the loss of key personnel; the marketability of production; defaults by third party operators; unforeseen title defects; fluctuations in foreign currency and exchange rates; fluctuations in interest rates; inadequate insurance coverage; compliance with environmental laws and regulations; actions by governmental or regulatory agencies, including changes in tax laws; Pengrowth's ability to access external sources of debt and equity capital; the impact of foreign and domestic government programs; the occurrence of unexpected events involved in the operation and development of oil and gas properties; the Company being unable to sell assets and monetize sufficient hedges to avoid covenant breaches and the Company being unable to negotiate covenant relaxation and the potential for breaching a covenant. Further information regarding these factors may be found under the heading "Business Risks" in the MD&A and under "Risk Factors" in the AIF.

The foregoing list of factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Furthermore, the forward-looking statements contained in this material change report are made as of the date of this material change report, and Pengrowth does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable laws.

The forward-looking statements contained in this material change report are expressly qualified by this cautionary statement.